[McGuireWoods LLP Letterhead]

November 1, 2007

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rubicon Technology, Inc.
Response letter submitted on October 29, 2007
Registration Statement on Form S-1
File No. 333-145880

Dear Ms. Fisher:

On behalf of Rubicon Technology, Inc. (the “Company”), we are writing in response to your letter dated October 30, 2007, regarding the Company’s Registration Statement on Form S-1, File No. 333-145880 (the “Registration Statement”). To facilitate your review of our response, we are including your comments in boldface, followed by our response and, where appropriate, our revisions to the Registration Statement.

Statements of redeemable equity and stockholders’ equity (deficit), Page F-5

1. We note that for the year ended December 31, 2005, the accretion of redeemable preferred stock was reflected as a positive amount on the statements of operations. Please provide disclosure in Note 5 to describe the circumstances surrounding the recording of this positive amount.

RESPONSE: The Company has added disclosure on page F-20 describing the circumstances surrounding the recording of the positive accretion of preferred stock.

2. Please revise the statements of redeemable equity and stockholders’ equity (deficit) to separately disclose the dividends on preferred stock and the accretion of preferred stock.

RESPONSE: The Company has revised the Statements of Redeemable Equity and Stockholders’ Equity (Deficit) to reclassify the dividends on preferred stock separately from the accretion of preferred stock to redemption value.

Ms. Peggy Fisher

November 1, 2007

Note 5. Redeemable Equity and Stockholders’ Equity (deficit), page F-18

3. We note your disclosure on page F-20 that “the accreted amounts have been revised to record the accretion to additional paid-in capital, if any, and then to accumulated deficit. Please revise this note to provide a description of the nature of the error. Disclose how you were previously accounting for the dividends and accretion on preferred stock and to disclose the effect of the correction of the error on each relevant financial statement line item. Please also disclose the cumulative effect of the change on accumulated deficit as of the beginning of the earliest period presented. Finally, revise to label each of the balance sheets and the statements of redeemable equity and stockholders’ equity (deficit) as restated. Refer to paragraph 26 of SFAS 154.

RESPONSE: As requested by the Commission, the Company has disclosed as a restatement in accordance with SFAS 154, the reclassification of the accretion of preferred stock to redemption value and dividends on preferred stock from accumulated deficit to additional paid-in capital.

Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our responses to your questions and comments to me at 804.775.1022 or to the Company’s Chief Financial Officer, William Weissman, at 847.457.3610.

Sincerely,

/s/ David N. Oakey

David N. Oakey

cc:	David Burton
Lynn Dicker
Tom Jones
Raja Parvez
Scott Glickson
Robert Latta
Robert Suffoletta